Exhibit 99.1

DouYu Announces Receipt of Preliminary Non-Binding Proposal from Tencent for Strategic Combination of DouYu and Huya

WUHAN, China, August 10, 2020 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter, dated August 10, 2020, from Tencent Holdings Limited, proposing that DouYu and HUYA Inc. (“Huya”) (NYSE: HUYA) enter into a stock-for-stock merger, as a result of which Huya or its subsidiary would acquire each outstanding ordinary share of DouYu (including ordinary shares represented by American depositary shares) (the “Proposed Transaction”). Pursuant to the Proposed Transaction, shareholders of DouYu will receive a to be agreed number of newly issued Class A ordinary shares of Huya for their respective DouYu shares. A copy of the proposal letter is attached hereto as Exhibit A.

The Board plans to review and evaluate the Proposed Transaction. The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the proposal letter and has not had an opportunity to carefully review and evaluate the Proposed Transaction or make any decision with respect to the Company’s response to the Proposed Transaction. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu's platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Mao Mao

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Xinran Rao

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Iris Ding

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

Exhibit A

August 10, 2020

The Board of Directors

Huya, Inc.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

The People’s Republic of China

The Board of Directors

DouYu International Holdings Limited

20/F, Building A, New Development International Center, No. 473 Guansha Avenue

Hongshan District, Wuhan, Hubei Province

The People’s Republic of China

Dear Directors:

Tencent Holdings Limited, through its affiliates (collectively, “Tencent” or “we”), owns approximately 36.9% of the total issued and outstanding share capital of Huya, Inc. (“Huya”), representing 50.9% of Huya’s total voting power.1 We are also the largest shareholder of DouYu International Holdings Limited (“DouYu”), holding approximately 38.0% of the total issued and outstanding share capital and voting power of DouYu.2 We are writing today to propose that you consider a strategic combination of Huya and DouYu, which we believe represents a compelling value creation opportunity for both companies.

We propose that Huya and DouYu enter into a stock-for-stock merger to be effected pursuant to applicable laws, as a result of which Huya (or a subsidiary of Huya) would acquire each outstanding ordinary share of DouYu (including ordinary shares represented by American depository shares, the “DouYu Shares”) in exchange for a to be agreed number of newly issued Class A ordinary shares of Huya (such shares, the “Huya Class A Ordinary Shares,” including Class A ordinary shares of Huya represented by American depository shares, and such transaction, the “Transaction”).

As of the date of this letter, Tencent has entered into a share transfer agreement with JOYY Inc. (“JOYY”) and a separate share transfer agreement with Mr. Rongjie Dong, the chief executive officer of Huya (“Mr. Dong”), pursuant to which Tencent will purchase from JOYY 30,000,000 Class B ordinary shares of Huya and from Mr. Dong 1,000,000 Class B ordinary shares of Huya. Subject to the satisfaction of customary closing conditions, the transfers under these agreements will be consummated on or before September 9, 2020, upon which Tencent’s shareholding in Huya will be increased to 51.0% of Huya’s total issued and outstanding share capital and voting power will be increased to 70.4% of Huya’s total voting power.3

As a shareholder of each of Huya and DouYu, Tencent would support the Transaction and would be willing to participate in the Transaction in such manner and on such terms and conditions as to be further discussed and mutually agreed among Tencent, the independent members of the Board of Directors of Huya (the “Huya Board”) and the independent members of the Board of Directors of DouYu (the “DouYu Board”, and together with the Huya Board, the “Boards”). We set out below for your consideration the principal terms and conditions upon which Tencent is prepared to support and participate in the Transaction.

_____________________

1, 2, 3 Share ownership and voting power information provided herein is calculated based on publicly available information.

1.	Exchange Ratio. The exchange ratio at which all issued and outstanding DouYu Shares at the time of the Transaction (including those owned by Tencent) would be converted into Huya Class A Ordinary Shares would be mutually agreed among Tencent, the independent members of the Huya Board and the independent members of the DouYu Board.

2.	Financing. Given the all-stock nature of the Transaction, the consummation of the Transaction would not be subject to any financing contingency.

3.	Due Diligence. We are prepared to move expeditiously to complete the Transaction as soon as practicable. We have engaged Goldman Sachs (Asia) L.L.C. as our financial advisor. We believe that, with the full cooperation of Huya and DouYu, the parties to the Transaction can complete customary commercial, legal, financial and accounting due diligence in a timely manner and in parallel with discussions on the definitive agreements. We would like to ask the Boards to accommodate such due diligence process and approve the provision of confidential information relating to Huya and DouYu and their respective businesses subject to the execution of a customary confidentiality agreement.

4.	Definitive Documentation. We are prepared to promptly facilitate and participate in the negotiations and discussions of the definitive agreements providing for the Transaction (the “Definitive Agreements”). We expect that such Definitive Agreements will contain representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.	Process. We believe that the Transaction will provide superior value to Huya’s and DouYu’s shareholders. In considering this proposal, you should be aware that we are interested only in supporting and participating in the Transaction and we do not intend to sell our stakes in Huya and DouYu to any third party.

6.	Confidentiality. We trust you will agree with us that it is in our mutual interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

7.	No Binding Commitment. This letter does not constitute a binding offer, agreement or an agreement to make a binding offer. This letter is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

8.	Next Steps. We will be filing this letter publicly with the SEC as part of an amendment to our Beneficial Ownership Statement on Schedule 13D with respect to Huya that we are required to make under applicable United States federal securities laws and regulations.

In closing, we would like to express our commitment to working together to bring the Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely, TENCENT HOLDINGS LIMITED
By:	/s/ Martin Lau
Name: Martin Lau
Title: President